Exhibit 21
SonicWALL, Inc.
Subsidiaries of the Registrant

State or Other Jurisdiction of
Subsidiaries	Incorporation or Organization
SonicWALL B.V.	Netherlands
Sonicwall AG	Switzerland
SonicWALL Mexico	Mexico
SonicWALL Shanghai Limited	China
SonicWALL Services Private Ltd.	India
Aventail LLC	Delaware
Aventail Europe Ltd.	United Kingdom
Aventail France SARL	France
Aventail GmbH	Germany
Aventail InfoTech Private Ltd.	India